

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

<u>Via U.S. Mail</u>
Patrick Yore
President and Chief Executive Officer
Big Clix, Corp.
12D School Street
Fairfax, CA 94930

  Re: Big Clix, Corp.
    Form 10-K for Fiscal Year Ended June 30, 2012
    Filed September 20, 2012
    File No. 333-168403

Dear Mr. Yore:

  We issued comments to you on the above captioned filing on May 22, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 17, 2013 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

  If you do not respond to the outstanding comments or contact us by July 17, 2013, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

  You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

      Sincerely,

      /s/ William H. Thompson

      William H. Thompson
      Accounting Branch Chief